**CI2I SERVICES, INC.**
**ADDENDUM TO PROMISSORY NOTE**

This is an Addendum to the Promissory Note dated February 1, 2017, issued by maker Ci2i Services, Inc., to payee, Swarn Singh, in the principal amount of $20,000, and at the annual simple interest rate of 1.25% per month payable on December 31, 2018 (the "Note").

The parties desire to rollover the Note and extend the maturity date of the Note from December 31, 2018 to an including December 31, 2019, upon the same terms and conditions set forth in the Note.

Dated: February 1, 2019

**MAKER**:
CI2I SERVICES, INC.

By: ______________________________
Name: Ajay Sikka
Title: President and CEO

**PAYEE**:

By: ______________________________
Name: Swarn Singh